Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name of subsidiary	State of Region of Incorporation

WPT Cayman Holdings, Inc.	Cayman
WPT Asia Holdings, Inc.	Cayman
WPT Asia Limited	Hong Kong
WPT ASIA (Beijing) Consulting Co., Ltd.	China